

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Isaac H. Sutton
President
Ludvik Capital, Inc.
381 Park Avenue South, Ste. 1202
New York, NY 10016

      RE: **Form 8-K Item 4.01 filed June 4, 2010**
              Form 8-K/A Item 4.01 filed June 9, 2010
              File #0-52402

Dear Mr. Sutton:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Jeffrey Gordon
              Staff Accountant